Clene Inc.

6550 South Millrock Drive, Suite G50

Salt Lake City, Utah 84121

VIA EDGAR

April 16, 2021

Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attention: Abby Adams / Celeste Murphy

Re:	Clene Inc.
Registration Statement on Form S-1
File No. 333-253173

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Clene Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on April 19, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis, request by telephone that such Registration Statement be declared effective.

Please contact Ben James, of Kirkland & Ellis, special counsel to the Company, by email at ben.james@kirkland.com or by phone at +852 3761 3412, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Robert Etherington
Name: Robert Etherington
Title: President, Chief Executive Officer and Director